May 13, 2010
Lauren B. Prevost
VIA EDGAR	404-504-7744
lprevost@mmmlaw.com
Ms. Erin Martin	www.mmmlaw.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Credit Property Trust III, Inc. Registration Statement on Form S-11 Filed February 12, 2010 File No. 333-164884
Dear Ms. Martin:
     On behalf of Cole Credit Property Trust III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2010 (Registration No. 333-164884) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Company’s responses to comments of the Staff set forth in the Commission’s letter dated March 11, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).
     Please note that, in addition to the revision referenced below, a number of other changes have been made to the Prospectus, as indicated in the marked materials. The Company notes that substantially all of the marked changes are non-substantive in nature, reflecting a re-ordering of certain disclosure and language changes intended to improve the disclosure without necessarily changing its meaning. Most of these changes are reflected in the Company’s current consolidated prospectus as filed with the Commission as part of Post-effective Amendment No. 7 to the Company’s Registration Statement on Form S-11 (File No. 333-149290).

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, DC
(404) 233-7000	3343 Peachtree Road, N. E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326
Fax: (404) 365-9532

Ms. Erin Martin
Securities and Exchange Commission
May 13, 2010

     The Company responds to the Commission’s comments and requests as follows:
General
1.	We note that you incorporate by reference certain information into your prospectus. We further note that you have not yet filed your annual report on Form 10-K for the fiscal year ended December 31, 2009. Thus, it does not appear that you meet the eligibility requirements to incorporate by reference pursuant to General Instruction H.3 of Form S-11. Please file your annual report or advise.
     Response: The Company filed its annual report for the fiscal year ended December 31, 2009 on March 29, 2010. Therefore, the Company believes that it is eligible to incorporate by reference into the Prospectus.
2.	We note your letter dated February 17, 2010 regarding the inclusion of information regarding your redemption program in your prospectus supplement. Please update your prospectus to discuss your experience with redemptions during the fiscal year ended December 31, 2009. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.
     Response: The Company has revised the disclosure in the Prospectus contained in the Amendment in response to the Staff’s comment. In particular, beginning on page 152 of the Prospectus, the Company discloses the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled for during the fiscal year ended December 31, 2009. The Company also discloses the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.
Best regards,
MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

Enclosure

cc:	Richard L. Lavin, Esq. Heath D. Linsky, Esq.